[redacted]

08029114

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

SEC FILE NUMBER
8- 33772

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Needham & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Avenue
(No. and Street)

New York	NY	10022-2606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen W. Albanese — 212-705-0301 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Prior, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Needham & Company, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive Officer

Title

Notary Public

ANNA L. STRICKLAND
Notary Public, State of New York
No. 01ST4834341
Qualified in New York County
Commission Expires June 25, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Needham & Company, LLC
(An indirect wholly-owned subsidiary of The Needham Group, Inc.)
December 31, 2007
With Report of Independent Registered Public Accounting Firm

Needham & Company, LLC

(An indirect wholly-owned subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2007

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of
Needham & Company, LLC

We have audited the accompanying statement of financial condition of Needham & Company, LLC (the "Company") as of December 31, 2007. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Needham & Company, LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

February 27, 2008

Ernst + Young LLP

Needham & Company, LLC
(An indirect wholly-owned subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 5,671,870
U.S. Treasury bills	11,982,242
Receivable from clearing broker	12,438,848
Equity securities owned, at fair value	875,635
Other investments, at fair value	242,141
Fees and concessions receivable	6,097,264
Furniture, equipment, and leasehold improvements at cost, net of accumulated depreciation and amortization of $5,230,508	6,625,673
Other assets	906,048
Total assets	$ 44,839,721
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 7,099,363
Equity securities sold, but not yet purchased, at fair value	1,928,403
Payable to Parent and affiliate	2,579,996
Total liabilities	11,607,762
Member's equity	33,231,959
Total liabilities and member's equity	$ 44,839,721

See accompanying notes.

Needham & Company, LLC
(An indirect wholly-owned subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2007

1. Organization

Needham & Company, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (the FINRA). The Company provides a full range of investment banking and brokerage services to corporate clients. The Company is a market maker primarily in emerging growth stocks in technology, life sciences, and specialty retail industries, and deals with institutional investors. The Company also underwrites securities in these industries, acting as both a lead underwriter as well as a member of syndicate groups.

During 2006, the Company completed its corporate reorganization. The Company is a direct subsidiary of Needham Holdings, LLC which is wholly owned by The Needham Group, Inc. (the Parent). Dividends to the Parent are paid through Needham Holdings, LLC and are required to conform to the applicable regulatory requirements.

Pursuant to agreements between the Company and its correspondent clearing broker, Bear Stearns Securities Corp. (the Clearing Broker), proprietary and customer securities transactions affected by the Company are introduced and cleared on a fully disclosed basis.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies:

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments and assumptions that affect the reported amounts and disclosures in the Statement of Financial Condition. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of ninety days or less to be cash equivalents. At December 31, 2007, the Company's cash equivalents consist of money market accounts.

2. Summary of Significant Accounting Policies (continued)

U.S. Treasury Bills

The Company invests excess cash balances in U.S. Treasuries with maturities from the date of purchase of less than one year.

Receivable from Clearing Broker

Receivable from clearing broker represents the amounts receivable in connection with the trading of proprietary positions and the commissions associated with customer securities transactions.

Securities Transactions

"Equity securities owned, at fair value" and "Equity securities sold, but not yet purchased, at fair value" in the Company's Statement of Financial Condition consist of financial instruments carried at fair value or amounts that approximate fair value. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair values of the financial instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. To the extent certain financial instruments trade infrequently or are non-marketable securities and, therefore, have little or no price transparency, the Company values these instruments based on management's estimates.

Other investments, at fair value

Other investments, at fair value consists of warrants in equity securities. The stock warrants are carried at fair value as determined by using the Black-Scholes Option Pricing model considering illiquidity and exercise restrictions. Warrants are received as consideration in connection with the Company's investment banking activities. Initially, the value of warrants is included in investment banking revenues on the Statement of Income. Subsequent changes in the fair value of warrants are recorded in Investment loss on the Statement of Income.

2. Summary of Significant Accounting Policies (continued)

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation or amortization. Depreciation on furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets which range from three to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the useful life of the improvement or the term of the underlying leases which range from five to twelve years.

Income Taxes

For U.S. federal, state, and local tax purposes, the Company is a single member limited liability corporation and qualified Subchapter S corporation that has elected to be disregarded for income tax purposes. However, for financial accounting purposes, the Company recognizes taxes based on its allocated share of tax from its member, as if it operated on a stand-alone basis, consistent with the liability method prescribed by SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

Investment Banking Revenues

Investment banking revenue includes underwriting fees earned through the Company's participation in public offerings of equity and convertible debt securities. The Company acts as an underwriter and earns revenue including management fees, selling concessions and underwriting fees. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. This generally is the point at which all of the following have occurred: (i) the issuer's registration statement has become effective with the SEC, or the other offering documents are finalized, (ii) the Company has made a firm commitment for the purchase of shares or debt from the issuer, and (iii) the Company has been informed of the number of shares or principal amount of debt that it has been allotted.

2. Summary of Significant Accounting Policies (continued)

Underwriting revenue is presented net of related expenses. As co-manager for registered equity underwritings transactions, management must estimate the Company's share of transaction related expenses incurred by the lead manager in order to recognize revenue. Transaction related expenses are deducted from the underwriting fee and therefore reduces the revenue that is recognized as co-manager. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically 90 days following the closing of the transaction.

Revenue recognized but not yet received is recorded in Fees and concessions receivable on the Statement of Financial Condition.

Advisory and Other Fees

Advisory and other fees include fees earned as financial advisor in mergers and acquisitions and similar transactions as well as private placement agency fees. Advisory and other fees are recorded when the services to be performed and/or the transactions are substantially completed, and fees are determinable and collection reasonably assured. Expenses associated with these transactions are recorded as incurred, and are reduced from time to time as billed and collected from the client. This may not occur until the revenue is recognized or the engagement is otherwise closed.

Revenue recognized but not yet received is recorded in Fees and concessions receivable on the Statement of Financial Condition.

Commission Revenues

Commission revenues include revenues resulting from executing stock exchange-listed securities, over-the-counter securities and other transactions as agent for the Company's clients. Commission revenues and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. Summary of Significant Accounting Policies (continued)

Principal Transactions Revenue

Principal transactions consist of the Company's securities trading activities as principal in equity securities, and include transactions derived from activities as a market maker. Principal transactions include gains and losses resulting from market price fluctuations that occur on these positions in trading security inventory. Principal transactions are recorded on trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Investment Loss

Investment loss consists of the Company's investment in equity securities for its own account. Investment transactions are recorded on trade date. Profit and loss arising from all securities transactions entered into for the investment and risk of the Company are recorded on a trade-date basis.

Other Institutional Income

Other institutional income consists of research and other services provided to institutional customers. Other institutional income is recorded when the services to be performed have been rendered, and the revenue is determinable and collection reasonably assured.

Interest and Dividend Revenue

Interest and dividend revenue is recorded on an accrual basis. Interest and dividend expense on short securities is recorded on an accrual basis and is included in Other expenses on the Statement of Income.

2. Summary of Significant Accounting Policies (continued)

Accounting Developments

In June 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 *"Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109"* (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. On February 1, 2008, the FASB issued FASB Staff Position No. FIN 48-2 deferring the adoption of FIN 48 for annual financial statements of certain non-public enterprises for fiscal years beginning after December 15, 2007 and it is to be applied to all open tax years as of the effective date. The Company is currently evaluating the impact, if any, that the adoption of FIN 48 will have on its Statement of Financial Condition.

In September, 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. The primary focus of this statement is to increase consistency and comparability in fair value measurements, as well as provide better information about the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements and the effect fair value measurements have on earnings for the period, if any. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of this statement should be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, except in some circumstances where the statement shall be applied retrospectively. The Company is currently evaluating the impact, if any, that the adoption of FAS 157 will have on its Statement of Financial Condition.

In February 2007, the FASB issued SFAS 159, *"Fair Value Options for Financial Assets and Financial Liabilities"* (FAS 159). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, that the adoption of FAS 159 would have on its Statement of Financial Condition if elected.

3. Equity Securities Owned and Equity Securities Sold, But Not Yet Purchased

At December 31, 2007, securities owned and securities sold, but not yet purchased by the Company consists of principally U.S. equity securities.

All securities owned are pledged to the Clearing Broker on terms which permit the Clearing Broker to sell or repledge the securities to others subject to certain limitations.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consisted of the following:

Computer equipment	$ 475,619
Furniture and equipment	1,503,641
Office machinery	1,179,752
Software	690,821
Leasehold improvements	8,006,348
	11,856,181
Less accumulated depreciation and amortization	5,230,508
	$ 6,625,673

During 2007, the Company changed the useful lives for computer equipment, furniture and equipment and software. This change did not have a material effect on the results of operations.

5. Income Taxes

For U.S. federal, state, and local tax purposes, the Company is a single member limited liability corporation and qualified Subchapter S corporation that has elected to be disregarded for income tax purposes. Income taxes are calculated based on the expected liabilities that the Parent will incur as a result of the Company's operations.

5. Income Taxes (continued)

Because the Parent is an S Corporation, the Parent's tax liability only relates to state and local taxes. Therefore, the effective tax rate is a result of state and local taxes. At December 31, 2007 there was a deferred tax asset of $31,052, primarily related to depreciation, which was classified as Other assets on the Statement of Financial Condition.

6. Compensation and Profit Sharing Plans

The Company maintains a 401(k) salary deferral and profit sharing plan covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pretax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employees' contributions up to a maximum of 50% of the first 6% of employee contribution.

7. Commitments and Contingencies

The Company has office space in New York, Massachusetts and California. The Company has entered into operating leases which also contain certain escalation clauses. At December 31, 2007, the expected future minimum base rental payments under such leases are as follows:

2008	$ 2,390,687
2009	2,384,046
2010	2,103,802
2011	1,997,915
2012	1,669,088
2013 and thereafter	8,875,095
	$19,420,633

The Company has a one time right to terminate the New York lease as of December 31, 2012 with proper and timely notification to the landlord and a one time termination fee. If exercised, this right could materially decrease future rental payments for 2013 and thereafter.

The minimum annual rental payments for the New York lease are reduced by contributions related to leasehold improvements that were provided by the landlord in accordance with lease agreements.

7. Commitments and Contingencies (continued)

The Company has an irrevocable Letter of Credit for $518,431 with a commercial bank, expiring on December 31, 2017, supporting obligations under the Company's New York lease. Cash in the amount of $545,717 has been set aside as collateral and is included in Other assets on the Statement of Financial Condition.

The Company, in the normal course, has been named as a defendant in various legal actions in connection with its activities as a financial services institution. The Company from time to time is involved in investigations and proceedings by self-regulatory agencies. In December 2007, the Company, along with nineteen other firms, reached a settlement and agreed to pay a fine to FINRA with respect to AutEx Blockdata Reporting which has been accrued as of December 31, 2007.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2007, and were subsequently closed, had no material effect on the Statement of Financial Condition at that date.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker without limit for losses that it may sustain from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2007 no amounts were recorded under such agreement as no loss exists.

8. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or the amount determined in accordance with SEC market maker Rule 15c3-1(a)(4). At December 31, 2007, the Company had net capital of $18,896,082, which is $17,896,082 in excess of required net capital of $1,000,000. The Company is exempt from SEC Rules 15c3-3 and 17a-13 under Securities Exchange Act of 1934 because it does not carry customer accounts, nor does it hold customer securities or cash. Advances to affiliates, and other equity withdrawals, including dividends are subject to certain notification and other provisions of the Net Capital Rule and other regulatory bodies.

Proprietary balances held at the Clearing Broker, or proprietary accounts of introducing brokers (PAIB assets), are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the Clearing Broker, which require, among other things, that the Clearing Broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital. At December 31, 2007, the Company was in compliance with this requirement.

9. Related Party Transactions

The Company pays for certain expenses on behalf of its affiliates which are reimbursed by the affiliates monthly. These include office space, office equipment and supplies, furniture, fixtures and leasehold improvements, utilities, printing and stationary, insurance, publications and subscriptions, payroll administration, benefits administration and other necessary human resource services, data processing and computer services, telecommunication technology and other miscellaneous day-to-day operational and facilities related expenses. During 2007, the Company paid $6,482,166 in expenses on behalf of its affiliates. Amounts due to the Company from its affiliates related to expenses are settled based on estimates each month. This estimated settlement is reconciled and adjusted, if necessary, once the final expense allocation is complete. At December 31, 2007, $380,570 was payable to the Affiliates.

9. Related Party Transactions (continued)

At December 31, 2007, Payable to Parent and affiliate primarily includes amounts owed related to income taxes and accrued but unpaid earnings distributions.

Dividend payable to Parent	$ 1,607,134
Income tax payable to Parent	554,737
Other payable to Parent and affiliate	418,125
Payable to Parent and affiliate	$ 2,579,996

10. Concentrations of Credit Risk

The Company conducts substantially all of its principal trading activities through the Clearing Broker based in the New York metropolitan area. At December 31, 2007, all marketable principal security positions were in the possession or control of its Clearing Broker. Significant credit exposure may result in the event that the Company's Clearing Broker is unable to fulfill its contractual obligations.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to private placements of securities and financial advisory services.

11. Fair Value of Financial Instruments

The Company's financial instruments, which include U.S. Treasury bills, securities owned and securities sold, but not yet purchased, other investments, cash deposited with the Company's Clearing Broker, receivables, accounts payable, and other accrued expenses, are carried at fair value or cost which approximates fair value.

END